SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G /A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No.  1 )*

Genta Incorporated
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37245M504
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 37245M504		13G /A	Page 2 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 20,593,669
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,593,669
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,593,669
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 37245M504		13G /A	Page 3 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 20,593,669
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,593,669
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,593,669
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 37245M504		13G /A	Page 4 of 8 Pages
1			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 20,593,669
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,593,669
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,593,669
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12			TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Genta Incorporated, a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Connell Drive, Berkeley Heights, NJ 07922

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4401 Eastgate Mall, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 37245M504

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 20,593,669 shares of Common Stock, comprised of 6,447,257 shares of Common Stock, $86,047.74 Face Amount of the Issuer’s 15% Senior Secured Convertible Promissory Notes due June 2010 (the “June 2010 Notes”), $1,911,666.67 Face Amount of the Issuer’s 8% Senior Secured Convertible Promissory Notes due April 2012 (the “April 2012 Notes), $285,669.10 Face Amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due July 2011 (the “July 2011 Notes”), and $2,302,245.06 Face Amount of the Issuer’s 8% Unsecured Subordinated Convertible Promissory Notes due September 2011 (the “September 2011 Notes”). Additionally, Tang Capital Partners is the beneficial owner of a warrant to purchase 4,625,000 shares of the Issuer’s Common Stock at an exercise price of $0.50 per share (the “April 2009 Warrant”), warrants to purchase 1,660,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (the “July 2009 Warrants”), and warrants to purchase 5,755,613 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (the “September 2009 Warrants”).

Tang Capital Partners also has the right, pursuant to a Securities Purchase Agreement dated April 2, 2009, to purchase an additional $1,850,000.00 Face Amount of the April 2012 Notes.  Tang Capital Partners also has the right, pursuant to a Consent Agreement dated April 2, 2009, and amended on May 22, 2009 and July 7, 2009, to purchase $2,832,951.79 Face Amount of the April 2012 Notes.

Page 5 of 8 Pages

The April 2012 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock. The July 2011 Notes can only converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock. The September 2011 Notes can only be converted to the extent that, after such conversion, the Reporting Persons would beneficially own no more than 9.999% of the Issuer’s Common Stock. The April 2009 Warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock. The July 2009 Warrants are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock. The September 2009 Warrants are not exercisable until March 4, 2010, and after such date, are only exercisable to the extent that, after such exercise, the Reporting Persons would beneficially own no more than 4.999% of the Issuer’s Common Stock.

	Tang Capital Partners shares voting and dispositive power over such shares, notes and warrants with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 20,593,669 shares held or acquirable by Tang Capital Partners. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang, as manager of Tang Capital Management, may be deemed to beneficially own the 20,593,669 shares held or acquirable by Tang Capital Partners.  Mr. Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

	Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 205,957,294 shares of Common Stock outstanding as of December 31, 2009 (191,810,882 outstanding shares as of December 16, 2009 per the Form S-3/A as filed with the Securities and Exchange Commission on January 7, 2010, plus 14,146,412 shares of Common Stock issuable upon conversion of notes or exercise of warrants).

(b)	Percent of Class:

	Tang Capital Partners	9.9%
	Tang Capital Management	9.9%
	Kevin C. Tang	9.9%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

Page 6 of 8 Pages

	(ii)	shared power to vote or to direct the vote:

		Tang Capital Partners	20,593,669 shares
		Tang Capital Management	20,593,669 shares
		Kevin C. Tang	20,593,669 shares

	(iii)	sole power to dispose or to direct the disposition of:

		Tang Capital Partners	0 shares
		Tang Capital Management	0 shares
		Kevin C. Tang	0 shares

	(iv)	shared power to dispose or to direct the disposition of:

		Tang Capital Partners	20,593,669 shares
		Tang Capital Management	20,593,669 shares
		Kevin C. Tang	20,593,669 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 16, 2010

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 pages